   As filed with the Securities and Exchange Commission on November 17, 1999
                                               Registration No. 333-____________
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             ---------------------

                                SONOSITE, INC.
            (Exact name of registrant as specified in its charter)

          Washington                                            91-1405022
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                                 P.O. Box 3020
                              North Creek Parkway
                        Bothell, Washington  98011-8214
                                (425) 951-1200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Kevin M. Goodwin
                     President and Chief Executive Officer
                                SonoSite, Inc.
                                 P.O. Box 3020
                              North Creek Parkway
                        Bothell, Washington 98041-3020
                                (425) 951-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   Copies to:

       Stephen M. Graham                                         Rodd M. Schreiber
         Perkins Coie                              Skadden, Arps, Slate, Meagher & Flom (Illinois)
 1201 Third Avenue, Suite 4800                           333 West Wacker Drive, Suite 2100
Seattle, Washington  98101-3099                                 Chicago, IL  60606
        (206) 583-8888                                            (312) 407-0700

                             ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================

   Title of Each                                             Proposed Maximum         Proposed Maximum
Class of Securities                    Amount to be         Aggregate Offering       Per Share Offering             Amount of
 to Be Registered                     Registered (1)             Price (2)                Price (2)              Registration Fee
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.....    1,250,000 shares         $40,625,000.00               $32.50                   $11,294.00
====================================================================================================================================

(1) All 1,250,000 shares registered pursuant to this registration statement are to be offered by selling shareholders.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low selling prices of the Common Stock on November 15, 1999, as reported on the Nasdaq National Market.

                             ---------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this preliminary prospectus is not complete and may be + + changed. These securities may not be sold until the registration statement +
+ filed with the Securities and Exchange Commission is effective. This         +
+ preliminary prospectus is not an offer to sell nor does it seek an offer to + + buy these securities in any jurisdiction where the offer or sale is not +
+ permitted.                                                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                SUBJECT TO COMPLETION, DATED NOVEMBER 17, 1999

                               1,250,000 Shares

                                SONOSITE, INC.

                             ---------------------

                                 Common Stock

                             ---------------------

     The selling shareholders are offering to sell 1,250,000 shares of our common stock with this prospectus. SonoSite, Inc. will not receive any of the proceeds from sales of these shares by the selling shareholders.

     The selling shareholders acquired the offered shares directly from us in a private placement that was exempt from the registration requirements of the federal securities laws. We are required to register these shares under the terms of the Purchase Agreements, each dated as of November 10, 1999, between us and the selling shareholders named in this prospectus.

     Our common stock is traded on the Nasdaq National Market under the symbol "SONO." On November 15, 1999, the last sale price of the common stock, as reported on the Nasdaq National Market, was $32.4375 per share.

     The selling shareholders may sell their shares from time to time on the Nasdaq National Market or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling shareholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.

     Before buying any shares you should read the discussion of material risks of investing in common stock in "Risk Factors" beginning on Page 1.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

              The date of this Prospectus is November ___, 1999.

                               TABLE OF CONTENTS

                                   CONTENTS

RISK FACTORS............................................   1
FORWARD-LOOKING STATEMENTS..............................   7
WHERE YOU CAN FIND MORE INFORMATION.....................   8
INCORPORATION OF INFORMATION WE FILE WITH THE SEC.......   8
USE OF PROCEEDS.........................................   9
DIVIDEND POLICY.........................................   9
SELLING SHAREHOLDERS....................................   9
PLAN OF DISTRIBUTION....................................  11
VALIDITY OF COMMON STOCK................................  12
EXPERTS.................................................  12

     We have not authorized any person to give you any information or to make any representations other than those contained in this prospectus. You should not rely on any information or representations other than this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the common stock. It is not an offer to sell or a solicitation of an offer to buy securities if the offer or solicitation would be unlawful. The affairs of SonoSite, Inc. may have changed since the date of this prospectus. You should not assume that the information in this prospectus is correct at any time subsequent to its date.

                                 RISK FACTORS

     In addition to the other information contained in this prospectus, you should carefully read and consider the following risk factors before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have a limited operating history and there are numerous reasons why we may not be successful

     We commenced operations as a separate company in April 1998. Prior to that, we operated as a business unit of ATL Ultrasound. We have only recently begun to ship our first products. Accordingly, we have a limited operating history and our prospects for success are difficult to determine. You should consider our business and prospects in light of the risks and uncertainties encountered by new technology companies in evaluating whether to invest in our common stock. There are many reasons why we may be unsuccessful in implementing our strategy, including:

 . any inability to manufacture our products with the quality and quantity necessary to achieve profitability;

 . our dependence on the market acceptance of a new platform for ultrasound imaging procedures;

 . our inability to achieve market acceptance of our products for any other reason;

 .  our reliance on third-party manufacturing of our products;

 .  our need to maintain and expand distribution networks;

 .  our need to obtain governmental approvals in key foreign markets;

 .  any loss of key personnel;

 .  any inability to respond effectively to competitive pressures;

 .  any inability to manage rapid growth and expanding operations; and

 .  any failure to comply with governmental regulations.

We have a history of losses, we expect future losses and we may never be profitable

     We have incurred net losses in each quarter since we started operations and have only recently begun product sales. As of September 30, 1999, we had an accumulated deficit of approximately $39.3 million, including approximately $10.3 million that was accumulated prior to our commencing operations as a separate company in April 1998. We expect to incur substantial additional expenses in the future as we continue to conduct research and development efforts on newer generation products and increase sales and marketing efforts on our recently released first generation products. We will need to generate significant additional revenues in the future before we will be able to achieve and maintain profitability. Our business strategies may not be successful and we may not be profitable in any future period. If we do become profitable, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis.

Demand for our products may fluctuate, is subject to numerous uncertainties and may not support a profitable business

     Our products represent a new platform for ultrasound imaging procedures and we have only sold our products in limited quantities. The market for hand-carried, high-performance ultrasound devices is new and largely untested. We do not know the rate at which physicians or other healthcare providers will adopt our products or the rate at which they will purchase them in the future. Acceptance of our products by physicians, including physicians who do not currently use ultrasound, is essential to our success and may require us to overcome resistance to a new platform for ultrasound imaging. Use of our products will require training for physicians who currently do not use ultrasound imaging instruments. The time required to complete such training may be substantial and could result in a delay or decrease in market acceptance. Currently, patients requiring an ultrasound examination are generally referred to a centralized testing location. Radiologists and other specialized providers of ultrasound at these locations may have an incentive to discourage market acceptance for our products in order to maintain these referrals.

     Physicians and other healthcare providers will not purchase our products unless they determine that they are preferable to other means of obtaining an ultrasound examination and that the benefits to the patient and physician outweigh the costs of purchasing our products. This determination will depend on our products' image quality, cost-effectiveness, ease of use, reliability and portability. Furthermore, acceptance of our products by physicians and other healthcare providers may be more difficult if they are unable to obtain adequate reimbursement from third-party payors for tests performed using our products. In addition, while we have priced our products to be competitive in the marketplace for lower-end ultrasound machines, our pricing policies could limit market acceptance compared to competing products or alternative testing methods.

We rely on ATL Ultrasound for manufacturing our products and any interruption or delay at ATL Ultrasound could harm our business

     We have contracts with ATL Ultrasound for manufacturing services for all of our ultrasound products. These services are critical to our ability to deliver our products to customers. ATL Ultrasound may be unable to provide all the manufacturing capacity we will need to meet our planned objectives. Although we believe that we will ultimately develop alternative sources for the services provided by ATL Ultrasound, we may lose future sales and incur additional expenses as a result of any interruption or delay by ATL Ultrasound in manufacturing our products. Additionally, ATL Ultrasound has the right to terminate our manufacturing contract on 180 days' notice.

We intend to assume some or all of the manufacture and assembly of our products but we have no manufacturing experience or capability

     Within the next two years, we intend to assume some or all of the manufacture and assembly of our products. To do so, we will be required to develop our own manufacturing capability. We may be unable to comply with regulations applicable to manufacturers of ultrasound devices or manufacture our products at a cost or in quantities necessary to achieve or maintain profitability. In addition to compliance with regulatory requirements, we may encounter difficulties in scaling up production of our products, including problems involving manufacturing yields, quality control and assurance and shortages of qualified personnel. We will also need to effectively manage raw material inventories to minimize shortages that would disrupt manufacture. We have no experience with manufacturing and assembly and we may be unable to successfully meet these challenges.

If our third-party vendors fail to supply us with the highly specialized parts and other components we need for our products, we will be unable to effectively ship our products

     We depend on third-party vendors to supply highly specialized parts, such as custom-designed integrated circuits and some transducer components. These vendors may experience difficulty in manufacturing these parts, or in meeting our high quality standards. In addition, these parts generally have long order lead times which restrict our ability to respond quickly to changing market conditions. If we are required to switch vendors, the manufacture and delivery of our products could be interrupted for an extended period. We also rely on third party vendors to supply essential parts and components that are in high demand in other industries such as electronics manufacturing and telecommunications equipment manufacturing. Our ability to manufacture and deliver products in a timely manner could be harmed if these vendors fail to maintain an adequate supply of these components.

We depend on single-source vendors for some of our components which may be difficult and costly to replace

     We depend on single-source vendors for some key components for our products, including custom-designed integrated circuits, image displays, batteries, capacitors and transformers. There are relatively few alternative sources of supply for some of these components. While these vendors have generally produced our components with acceptable quality, quantity and cost in the past, they have experienced periodic problems that have caused us delays in production. To date these problems have not been material. These suppliers may be unable to meet our future demands or may continue to experience quality and specification problems which might cause us to experience delays, incur additional costs and possibly miss customer deliveries. Establishing additional or replacement suppliers for these components may take a substantial amount of time. If we have to switch to a replacement vendor, the manufacture and delivery of our products could be interrupted for an extended period.

Our future success could be impaired if the perception of our products is based on any early performance problems

     We will not succeed unless the marketplace is confident that we can provide quality products and deliver them in a timely manner. We have only recently begun to ship our products. If these initial shipments fail to perform as advertised or if they are perceived as being difficult to use or causing discomfort to patients, the public image of our products may be impaired. Public perception may also be impaired if we fail to deliver our products in a timely manner due to difficulties with our suppliers and vendors or due to our inability to efficiently manufacture and assemble products in-house. A tarnished reputation could result in the failure of our products to gain market acceptance even after any quality or delivery problems are resolved.

We may be unable to manage our growth, which could strain our resources and impair our ability to deliver our products

     We expect significant growth in all areas of operations as we develop and market our products. We will need to add personnel and expand our capabilities, which may strain our existing management, operational, financial and other resources. To compete effectively and manage future growth, we must

 .  accurately forecast demand for our products;

 .  train, manage and motivate a growing employee base; and

 .  improve existing operational, financial and management information systems.

     We may be unable to complete necessary improvements to our systems, procedures and controls to support our future operations in a timely manner. In addition, we may be unable to attract or retain required personnel and our management may be unable to develop the additional expertise required to manage any future growth.

Our quarterly operating results are uncertain and may fluctuate significantly, which could impair the value of your investment

     Our future operating results will depend on numerous factors, many of which we do not control. Changes in any or all of these factors could cause our operating results to fluctuate and increase the volatility of our stock. Some of these factors are

 .  demand for our products;

 .  product and price competition;

 .  changes in the costs of components;

 .  success of our indirect sales and distribution channels;

 . successful development and commercialization of new and enhanced products on a timely basis;

 . timing of new product introductions and product enhancements by us or our competitors; and

 .  timing and magnitude of our expenditures.

     In addition, we intend to have our products manufactured based on forecasts of sales in future periods. Our forecast in any particular period may prove inaccurate, which could cause fluctuations in our manufacturing costs and our operating results. Our future operating results could fall below the expectations of securities analysts or investors and reduce the market price of our stock. We believe that there may be some fluctuations caused by year-end budgetary pressures on our customers, customer buying patterns and the efforts of our indirect sales and distribution network to meet or exceed annual sales quotas. These factors make it difficult to forecast our revenues and operating results.

The market for ultrasound imaging products is highly competitive and we may be unable to compete effectively

     The existing market for ultrasound imaging products is well established and intensely competitive. In addition, we are seeking to develop new markets for our hand-carried ultrasound imaging products. In response, we expect competition to increase as potential and existing competitors begin to enter these new markets or modify their existing products to compete directly with ours. Our primary competitors have

 .  better name recognition;

 .  significantly greater financial resources; and

 .  existing relationships with some of our potential customers.

     Our competitors may be able to use their existing relationships to discourage customers from purchasing our products. In addition, our competitors may be able to devote greater resources to the development, promotion and sale of new or existing products, thereby allowing them to respond more quickly to new or emerging technologies and changes in customer requirements.

We have limited sales and marketing experience and rely on an indirect sales and distribution network to sell our products which we may be unable to successfully maintain or replace

     We have limited sales and distribution capabilities and have established an indirect sales and distribution network to sell our products domestically and internationally. Our future revenue growth will depend in large part on our success in maintaining and expanding these indirect sales and distribution channels. We depend on these distributors to help promote market acceptance and demand for our products. We may elect to develop our own direct sales and distribution capabilities in the future or we may be required to do so if we fail to maintain or expand our existing third-party distribution network. Developing our own direct sales and distribution capabilities will be expensive and time-consuming. We may be unable to develop our own distribution capabilities in a timely manner, if at all, which would have an adverse effect on our ability to sell our products.

     Many of our third-party distributors will be in the business of distributing other, sometimes competing, medical products. As a result, our products may not receive the resources and support required within this network to meet our sales objectives.

     We intend to manage our third-party distribution network with several sales directors. These sales directors will need a high level of technical expertise and knowledge regarding our products' capabilities and ultrasound imaging products in general and their use. We face intense competition for qualified sales directors and may be unable to attract and retain such personnel, which would adversely affect our ability to expand and maintain our third-party distribution network.

If we do not retain key employees and attract additional highly skilled employees, we will not be successful

     Our future performance will depend largely on the efforts and abilities of our key technical, marketing and managerial personnel and our ability to retain them. Our success depends on our ability to attract and retain additional key personnel in the future. The loss of any of our key employees could adversely affect our business, particularly the loss of any of our key engineering personnel. We do not have any employment agreements with any of our employees. We do not maintain key person insurance on any of our employees.

We may be unable to adequately protect our intellectual property rights, which could harm our business

     Our success and ability to compete depend on our licensed and internally developed technology. We protect our proprietary technology through a combination of patent, copyright, trade secret and trademark law. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to, and the distribution of, our product designs, documentation and other proprietary information, as well as the designs, documentation and other information we license from others. Despite our efforts to protect these proprietary rights, unauthorized parties may copy, develop independently or otherwise obtain and use our products or technology.

     We cannot be sure that our pending patent applications will result in issued patents. In addition, our issued patents or pending applications may be challenged or circumvented by our competitors. Policing unauthorized use of our intellectual property will be difficult and we cannot be certain that we will be able to prevent misappropriation of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Our products may infringe on the intellectual property rights of others which could subject us to significant liability

     Many of our competitors in the ultrasound imaging business hold issued patents and have filed, or may file, patent applications. Our competitors may claim our technology or products infringe upon the technology covered by these patents or patent applications. Any such claims, with or without merit, could

 .  be time-consuming to defend;

 .  result in costly litigation;

 .  divert management's attention and resources;

 .  cause product shipment delays;

 .  require us to enter into royalty or licensing agreements;

 .  prevent us from manufacturing or selling some or all of our products; or

 .  result in our liability to one or more of these competitors.

     If a third party makes a successful claim of patent infringement against us, we may be unable to license the infringed or similar technology on acceptable terms, if at all.

Our products may become obsolete

     Our competitors may develop and market ultrasound products that render our products obsolete or noncompetitive. In addition, although diagnostic ultrasound imaging products may have price and/or performance advantages over competing medical imaging equipment, such as computed tomography and magnetic resonance imaging, any price or performance advantages may not continue. Our products could become obsolete or unmarketable if other products utilizing new technologies are introduced or new industry standards emerge. As a result, the life cycles of our products are difficult to estimate. To be successful, we will need to continually enhance our products and to design, develop and market new products that successfully respond to any competitive developments. In addition, because our products are based on a single platform, we may be more vulnerable to adverse events affecting the healthcare industry generally, and the medical ultrasound market specifically, than we would be if we offered products based on more than one platform.

We may incur tax liability in connection with our spinoff from ATL Ultrasound

     Our spinoff was treated by ATL Ultrasound as a tax-free spinoff under
Section 355 of the Internal Revenue Code of 1986. However, if ATL Ultrasound were to recognize taxable gain from the spinoff, the Internal Revenue Service could impose that liability on any member of the ATL Ultrasound consolidated group as constituted prior to the spinoff, including SonoSite. ATL Ultrasound has agreed to cover 85% of any such liability (unless the tax is imposed due to the actions by ATL Ultrasound solely or SonoSite solely, in which case ATL Ultrasound and SonoSite have agreed that the party who is solely at fault shall bear all of the tax liability). We cannot guarantee that ATL Ultrasound would indemnify us or agree that it caused the liability to be imposed. If we were required to pay all or a portion of any taxes related to the spinoff, our business would be adversely affected.

Governmental regulation of our business could prevent us from introducing new products in a timely manner

     All of our planned products and our manufacturing activities and the manufacturing activities of our third-party medical device manufacturers are subject to extensive regulation by a number of governmental agencies, including the U.S. Food and Drug Administration and comparable international agencies. We and such third-party manufacturers are or will be required to

 .  undergo rigorous inspections by domestic and international agencies;

 . obtain the prior approval of these agencies before we can market and sell our products; and

 .  satisfy content requirements for all of our sales and promotional materials.

     Compliance with the regulations of these agencies may delay or prevent us from introducing new or improved products. We may be subject to sanctions, including the temporary or permanent suspension of operations, product recalls and marketing restrictions, if we fail to comply with the laws and regulations pertaining to our business. Our third-party medical device manufacturers may also be subject to the same sanctions and, as a result, may be unable to supply our products.

We need to establish international markets for our products and our prospects of doing so successfully are uncertain

     Our current business strategy depends on our ability to establish international markets for our products. We will need to devote significant management attention and financial resources to obtain any necessary foreign governmental approvals. International sales are subject to inherent risks, including

 .  the costs of localizing products for foreign markets;

 . longer receivables collection periods and greater difficulty in receivables collection, as compared to those experienced in the United States;

 .  reduced protection for intellectual property rights in some countries;

 .  fluctuations in the value of the U.S. dollar relative to other currencies;
   and

 .  delays or failures in obtaining necessary regulatory approvals.

We may face product liability and warranty claims which could result in significant costs

     The sale and support of our products entails the risk of product liability or warranty claims, such as those based on claims that the failure of one of our products resulted in a misdiagnosis. The medical instrument industry in general has been subject to significant medical malpractice litigation. We may incur significant liability in the event of such litigation. Although we maintain product liability insurance, we cannot be sure that this coverage is adequate or that it will continue to be available on acceptable terms, if at all.

     We also may face warranty exposure, which could adversely affect our operating results. We anticipate that our products will carry a one-year warranty against defects in materials and workmanship. We will be responsible for all claims, actions, damages, liens, liabilities, costs and expenses under our manufacturing contract with ATL Ultrasound for all product recalls, returns and defects attributable to manufacturing. We intend to establish reserves for the liability associated with product warranties. However, any unforeseen warranty exposure could adversely affect our operating results.

We may require additional funding to satisfy our future capital expenditure needs and our prospects of obtaining such funding are uncertain

     Our future revenues may not be sufficient to support the expenses of our operations and the expansion of our business. We may therefore need additional equity or debt capital to finance our operations as we develop our products and expand our sales internationally. To date, our capital requirements have been met primarily by the sale of equity, contributions by ATL Ultrasound in connection with our spinoff and by grant revenue from the U.S. Office of Naval Research under a U.S. Government Defense Advanced Research Projects Agency grant. ATL Ultrasound's funding obligations have been met and any future grant revenue is expected to be immaterial. As such, if we need additional financing we would need to explore other sources of financing, including public equity or debt offerings, private placements of equity or debt and collaborative or other arrangements with corporate partners. Financing may not be available when needed or may not be available on acceptable terms. If we are unable to obtain financing, we may be required to delay, reduce or eliminate some or all of our research and development and/or sales and marketing efforts.

Our stock price has been and is likely to continue to be volatile

     The market price for our common stock and for securities of medical technology companies generally has been volatile in the past and is likely to continue to be volatile in the future. If you decide to purchase our shares, you may not be able to resell them at or above the price you paid due to a number of factors, including

 .  actual or anticipated variations in quarterly operating results;

 .  the loss of significant orders;

 .  changes in earnings estimates by analysts;

 . announcements of technological innovations or new products by our competitors;

 .  changes in the structure of the healthcare financing and payment systems;

 .  general conditions in the medical industry; and

 . significant sales of our common stock by one or more of our principal shareholders.

Our restated articles of incorporation, our bylaws, Washington law and some of our agreements contain provisions that could discourage a takeover that may be beneficial to shareholders

     There are provisions in our restated articles of incorporation, our bylaws and Washington law that make it more difficult for a third party to obtain control of SonoSite, even if doing so would be beneficial to our shareholders. Additionally, the acquisition of SonoSite may be made more difficult or expensive by the following:

 . a provision in our license agreement with ATL Ultrasound requiring a significant cash payment to ATL Ultrasound upon a change in control of SonoSite;

 .  a shareholder rights agreement; and

 . acceleration provisions in benefit plans and change-in-control agreements with all of our employees.

The "Year 2000" problem could disrupt our business

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries will produce erroneous results, or fail, unless they are modified or upgraded to process date information correctly. Our greatest potential exposure with respect to the Year 2000 problem stems from the possibility that some computer systems used by us and third parties with whom we do business will be unable to distinguish 21st century dates from 20th century dates, which may significantly delay or limit our ability to develop and market our products. Based on our design process and assessment to date, we believe the current versions of our products are "Year 2000 compliant"--that is, they are capable of adequately distinguishing 21st century dates from 20th century dates.

                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "anticipates," "estimates" and "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, as more fully described in "Risk Factors" and elsewhere in this prospectus. You should not unduly rely on these forward-looking statements, which apply only as of the date of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information, regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006.

     This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the common stock offered by this prospectus. This prospectus does not contain all the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the common stock offered by the selling shareholders.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

 . our Annual Report to Shareholders for the fiscal year ended December 31, 1998;

 .  our Amended Annual Report on Form 10-K/A for the fiscal year ended December
   31, 1998;

 .  our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

 .  our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

 .  our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;
   and

 .  our Proxy Statement for the 1999 Annual Meeting of Shareholders.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

                                SonoSite, Inc.
                               Kevin M. Goodwin
                                 P.O. Box 3020
                              North Creek Parkway
                        Bothell, Washington 98041-3020
                                (425) 951-1200

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common stock offered in this prospectus.

                                DIVIDEND POLICY

     We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future.

                             SELLING SHAREHOLDERS

     We are registering all 1,250,000 shares covered by this prospectus on behalf of the selling shareholders named in the table below. We issued all the shares to the selling shareholders in a private placement transaction. We have registered the shares to permit the selling shareholders and their pledgees, donees, transferees or other successors in interest that receive their shares from the selling shareholders as a gift, partnership distribution or another nonsale-related transfer after the date of this prospectus to resell the shares when they deem appropriate.

     In the purchase agreements, each selling shareholder has represented that he, she or it acquired the shares of our common stock for investment and with no present intention of distributing those shares. In addition, each selling shareholder has represented that he, she or it qualifies as an "accredited investor" as such term is defined in Rule 501 under the Securities Act of 1933, as amended. We agreed in the purchase agreements to prepare and file a registration statement as soon as practicable and to bear all expenses other than fees and expenses of counsel or other advisors for the selling shareholders and underwriting discounts and commissions and brokerage commissions and fees. Accordingly, in recognition of the fact that the selling shareholders, even though they purchased the shares without a view to distribution, may wish to be legally permitted to sell the shares when each deems appropriate, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of

 .  two years after the effective date of the registration statement; or

 . the date on which the shares offered in this prospectus may be resold by the selling shareholders without registration and without regard to volume limitations by reason of Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect.

     Except as noted in the table below, no selling shareholder has had a material relationship with us within the past three years except as the result of the ownership of the shares offered in this prospectus or other of our securities.

     The following table sets forth the name of each selling shareholder, the number of shares of common stock owned beneficially by each selling shareholder before and after this offering and the number of shares which may be offered pursuant to this prospectus. This information is based on information provided by the selling shareholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time.

                                        Shares Beneficially     Number of Shares    Shares Beneficially
                                      Owned Prior to Offering    Being Offered    Owned After Offering(1)
                                      ------------------------  ----------------  -----------------------
                Name                    Number     Percent(2)                       Number      Percent
                ----                  ----------  ------------                    ----------  -----------
Pogue Capital International Ltd.          25,000       *                  25,000           0         0
Franklin Small Cap Growth Fund           400,000    5.04%                400,000           0         0
 (#198)
Franklin Global Health Care Fund          50,000       *                  50,000           0         0
 (#199)
Pacific Asset Partners                    25,000       *                  25,000           0         0
Deborah H. Berghorst, as trustee of       50,000       *                  50,000           0         0
 the Berghorst 1998 Grantor
 Retained Annuity Trust
D. Theodore Berghorst(3)                  55,000       *                  55,000           0         0
Putnam Health Sciences Trust             383,200    4.83%                383,200           0         0
Putnam Variable Trust - Putnam VT         16,800       *                  16,800           0         0
 Health Sciences Fund
Putnam Voyager Fund II                    74,300       *                  74,300           0         0
Putnam Funds Trust - Putnam                  400       *                     400           0         0
 Investment Fund 98
Putnam Investment Funds  Putnam              300       *                     300           0         0
 Worldwide Equity Fund
Safeco Employee Savings Plan Stock        49,000       *                  49,000           0         0
 Fund
Safeco Common Stock Fund                  20,700       *                  20,700           0         0
Safeco Resource Series Trust Small         9,300       *                   9,300           0         0
 Company Stock Portfolio
Safeco Resource Series Trust              29,000       *                   1,000      28,000         *
 Northwest Fund
Goldman Sachs Commodity Corp LLC           5,000       *                   5,000           0         0
Dompe' farmaceutici s.p.a.                50,000       *                  50,000           0         0
Merlin Biomed International               20,000       *                  20,000           0         0
Merlin BioMed LP                          15,000       *                  15,000           0         0

 *   Less than 1%
(1) Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.
(2) Applicable percentage of ownership is based on 7,929,767 shares of our common stock outstanding on October 31, 1999.
(3) D. Theodore Berghorst is Managing Director and Group Head of Prudential Vector Healthcare Group, a unit of Prudential Securities Incorporated. Prudential Vector Healthcare Group acted as placement agent for the private placement in which Mr. Berghorst and the other selling shareholders acquired the offered shares. Vector Securities International, Inc., predecessor to Prudential Vector Healthcare Group, acted as managing underwriter in our public offering in April 1999. Mr. Berghorst was Chief Executive Officer and Chairman of the Board of Directors of Vector Securities.

                             PLAN OF DISTRIBUTION

     The common stock offered by this prospectus may be sold from time to time by selling shareholders, who consist of the persons named under "Selling Shareholders" above and those persons' pledgees, donees, transferees or other successors in interest. We will pay all costs, expenses and fees in connection with the registration of the common stock offered by this prospectus. The selling shareholders must pay all brokerage commissions and similar selling expenses relating to the sale of their shares. The selling shareholders may sell their shares on the Nasdaq National Market or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

 . a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

 . purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

 .  an exchange distribution in accordance with the rules of an exchange;

 . ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

 . in open-market transactions in reliance on Rule 144 under the Securities Act of 1933, provided they meet the requirements of that rule.

     The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out short positions. The selling shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling shareholders in amounts to be negotiated prior to the sale. The selling shareholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. Because the selling shareholders may be deemed to be underwriters, they will be subject to the prospect-delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     If any selling shareholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required by Rule 424 under the Securities Act of 1933, setting forth

 . the name of each of the selling shareholders and the participating broker-dealers;

 .  the number of shares involved;

 .  the price at which the shares were sold;

 . the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

 . a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

 .  any other facts material to the transaction.

                           VALIDITY OF COMMON STOCK

     Certain legal matters in connection with the common stock offered by this prospectus have been passed upon for us by Perkins Coie LLP, Seattle, Washington.

                                    EXPERTS

     Our financial statements as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 and for the period from February 1994 (inception) to December 31, 1998 have been incorporated by reference in this prospectus and the related registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses, other than underwriting discounts payable, by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the Nasdaq National Market additional listing fee.

     SEC registration fee...................................          $11,294.00
     Nasdaq National Market additional listing fee..........          $17,500.00
     Legal fees and expenses................................          $10,000.00
     Accounting fees and expenses...........................          $ 7,500.00
     Miscellaneous fees and expenses........................          $ 1,706.00
     Total..................................................          $48,000.00
                                                                      ==========

Item 15.  Indemnification of Directors and Officers

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VI of the registrant's restated articles of incorporation provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy maintained by the registrant for such purpose.

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article V of the registrant's restated articles of incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

Item 16.  Exhibits

            4.1  Form of Purchase Agreement

            5.1 Opinion of Perkins Coie LLP, counsel to the registrant, regarding the legality of the common stock

           23.1  Consent of KPMG LLP, independent auditors

           23.2 Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto)

           24.1  Power of attorney (contained on signature page)

Item 17.  Undertakings

     A.   The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     D.   The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Bothell, State of Washington, on the 16th day of November, 1999.

                                        SonoSite, Inc.


                                        /s/ Kevin M. Goodwin
                                        --------------------
                                        By: Kevin M. Goodwin
                                        Chairman of the Board and
                                        Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes Kevin M. Goodwin and Donald F. Seaton III, or either of them, as attorneys-in-fact with full power of substitution, to execute in the name and on the behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this registration statement, including any and all post-effective amendments, and any related Rule 462(b) registration statement and any amendment thereto.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 16th day of November, 1999.

            Signature                                    Title
            ---------                                    -----

/s/ Kirby L. Cramer              Chairman of the Board
- -----------------------------
Kirby L. Cramer

/s/ Kevin M. Goodwin             President, Chief Executive Officer and Director
- -----------------------------    (Principal Executive Officer)
Kevin M. Goodwin

/s/ Donald F. Seaton III         Vice President-Business Development,
- -----------------------------    Chief Financial Officer,
Donald F. Seaton III             Secretary and Treasurer

/s/ Edward V. Fritzky            Director
- -----------------------------
Edward V. Fritzky

/s/ Steven R. Goldstein, M.D.    Director
- -----------------------------
Steven R. Goldstein, M.D.

/s/ William G. Parzybok, Jr.     Director
- -----------------------------
William G. Parzybok, Jr.

                                                      Director
- -----------------------------
Jeffrey Pfeffer, Ph.D.

/s/ Dennis A. Sarti, M.D.                             Director
- -----------------------------
Dennis A. Sarti, M.D.

/s/ Jacques Souquet, Ph.D.                            Director
- -----------------------------
Jacques Souquet, Ph.D.

                                 EXHIBIT INDEX


              Exhibit
               Number
              -------

                 4.1  Form of Purchase Agreement

                 5.1 Opinion of Perkins Coie LLP, counsel to the registrant, regarding the legality of the common stock

                23.1  Consent of KPMG LLP independent auditors

                23.2  Consent of Perkins Coie LLP (contained in Exhibit 5.1)

                24.1  Power of attorney (contained on signature page)